Exhibit 1

FOR IMMEDIATE RELEASE	10 January 2018

WPP PLC (“WPP”)

WPP acquires creative agency BAR in Portugal

WPP announces that it has acquired Bomtempo, Anahory & Ralha – Serviços Criativos, S.A. (“BAR”), a leading independent creative agency in Portugal. BAR will merge operations with Ogilvy & Mather Portugal, with the combined business trading as BAR Ogilvy. It will be managed by the founders of BAR: Jose Bomtempo, Diogo Anahory and Miguel Ralha.

Founded in Lisbon in 2009, BAR is an integrated agency with a strong creative reputation. Clients include Sagres, Millennium BCP, CUF, Nowo, TAP and Nespresso.

BAR’s consolidated unaudited revenues for the year ended 31 December 2016 were €2.5 million, with gross assets of €2.4 million as at the same date.

As a result of the UK’s referendum decision to leave the European Union, WPP is placing an even greater emphasis on growth in Western Continental Europe, which includes four of the Group’s top markets worldwide: Germany, France, Italy and Spain. This acquisition continues WPP’s strategy of investing in important markets and sectors. In Portugal, WPP companies (including associates) collectively generate revenues of approximately US$60 million and employ around 1,000 people.

Contact:

Chris Wade, WPP	+44 (0)20 7408 2204